--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           Unisource Worldwide, Inc.
                           (NAME OF SUBJECT COMPANY)

                           Unisource Worldwide, Inc.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   909208100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS A. DECKER
                            SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                           UNISOURCE WORLDWIDE, INC.
                               1100 CASSATT ROAD
                               BERWYN, PA 19312
                                (610) 296-4470

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:
                               CAROLE SCHIFFMAN
                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 450-4000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY

   The name of the subject company is Unisource Worldwide, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1100 Cassatt Road, Berwyn, Pennsylvania 19312. The class of equity securities to which this Statement relates is the Company's Common Stock, par value $.001 per share (the "Common Stock"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of December 30, 1996 between the Company and National City Bank, as Rights Agent, as amended by Amendment No. 1 dated as of February 28, 1999 and Amendment No. 2 dated as of May 25, 1999 (as so amended, the "Rights Agreement") (the Common Stock and the Rights are collectively referred to herein as the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

   This statement relates to the tender offer by Atlanta Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Georgia-Pacific Corporation, a Georgia corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 28, 1999 (the "Schedule 14D-1"), to purchase for cash any and all outstanding Shares at a price of $12.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 28, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). As set forth in the Offer to Purchase, each of Purchaser and Parent has its principal executive offices at 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

   The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 25, 1999 among the Company, Purchaser and Parent (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit B to this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") and is incorporated herein by reference in its entirety. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

   (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in the Schedule14D-9 (other than in the summary of the Merger Agreement below) are to the Company and its subsidiaries, viewed as a single entity.

   (b) Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Purchaser, its executive officers, directors or affiliates.

   Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement (the "Information Statement") filed on May 28, 1999 pursuant to Section 14(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under the heading "Executive Compensation". The Information Statement is attached as Schedule I hereto. A copy of the Information Statement is filed as Exhibit A to this Schedule 14D-9 and is incorporated herein by reference.

SEVERANCE; LETTER AGREEMENTS WITH KEY EMPLOYEES

   In connection with the merger contemplated by the terminated UGI Agreement (as defined below) and the transactions contemplated by the Merger Agreement, the Company and six of its executive officers entered into letter agreements which will remain in effect following the closing of the Offer and the Merger. Among other things, the letter agreements provide for:

  . a lump sum severance benefit based on a specified multiple (either 1.5 or 2.0 times) of current salary and bonus plus the payment of certain fringe benefits; and

  . the acceleration of options granted to such officers in the event of a termination of employment by the Company without "cause" as such term is defined in the letter agreements or resignation by the executive officer for "good reason" as such term is defined in the letter agreements, in each case within two years after a "change in control" as such term is defined in the letter agreements. The closing of the Offer will constitute a change in control under the letter agreements.

   Assuming the following six executive officers of the Company are terminated without cause after the closing of the Offer on September 30, 1999, the maximum severance benefit (in addition to certain fringe benefits and perquisites) which could be payable under the letter agreements to each of the six executive officers listed in the table below is as follows:

                                                               Maximum Aggregate
                          Individual                           Severance Benefit
                          ----------                           -----------------
Richard H. Bogan..............................................    $1,050,000
Thomas A. Decker..............................................     1,050,000
Robert M. McLaughlin..........................................       367,500
Hugh G. Moulton...............................................       900,000
Ray B. Mundt..................................................     2,550,000
George D. Timchal.............................................       900,000

   A copy of a form of letter agreement is filed as Exhibit E to this Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

PRIOR RELATIONSHIP WITH PARENT OR PURCHASER

   The relationship between the Company and Parent is decades old. Parent is among the largest suppliers of printing and imaging paper to the Company, and the Company distributes half of the paper that Parent sells through merchant distributors. For example, in calendar year 1998, the Company purchased nearly $400 million in printing and imaging papers from Parent. In addition, the Company purchased nearly $17 million in towel and tissue products and more than $4 million in corrugated packaging products from Parent.

MERGER AGREEMENT

 The Offer

   Terms of the Offer. The Merger Agreement provides that each of the Company's stockholders who tenders Shares in the Offer will receive $12 for each Share tendered (the "Per Share Amount"), net to the stockholder in cash, subject to any applicable withholding of taxes. The Merger Agreement prohibits Purchaser from amending the terms of the Offer, without the consent of the Company, to (i) decrease the price to be paid for Shares in the Offer, (ii) reduce the number of Shares sought in the Offer, (iii) add to the conditions to the Offer, (iv) change the form of consideration to be paid for Shares in the Offer or (v) make any other change in the terms of the Offer that is adverse to holders of Shares.

   Mandatory Extensions of the Offer. The Merger Agreement obligates Purchaser to extend the Offer until all of the conditions to the Offer are satisfied or waived if, at the scheduled or extended expiration date of the Offer, any of the conditions of the Offer have not been satisfied or waived by Purchaser, until such conditions are satisfied or waived. The Merger Agreement also requires that Purchaser extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or any other period required by applicable law. Notwithstanding the foregoing, in connection with a termination of the Merger Agreement, Purchaser may terminate the Offer 120 days after its commencement if all of the conditions to the Offer are not satisfied or waived by Purchaser at such time.

   Optional Extensions of the Offer. The Merger Agreement provides that Purchaser must accept for payment Shares that have been validly tendered and not withdrawn pursuant to the Offer at the earliest time that all conditions of the Offer have been satisfied or waived by Purchaser. However, even if all conditions of the Offer have been satisfied or waived, the Merger Agreement permits Purchaser to extend the Offer on one or more occasions for an aggregate period of not more than 10 business days if, at such time, the number of Shares tendered (and not withdrawn) pursuant to the Offer, together with the Shares then owned by Parent and its subsidiaries, represents more than 80% but less than 90% of the outstanding Shares.

   Prompt Payment for Shares after the Closing of the Offer. The Merger Agreement obligates Purchaser to pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered and not withdrawn.

 The Merger

   The Merger. The Merger Agreement provides that Purchaser will be merged with and into the Company (the "Merger") as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement. Under the terms of the Merger Agreement, at the closing of the Merger, each Share will be converted into the right to receive from the Surviving Corporation an amount equal to the Per Share Amount in cash (the "Merger Consideration") payable, without interest, to the holder of such Share. Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (a) Shares held by the Company or by Parent or any of its subsidiaries, which will be cancelled upon the closing of the Merger, and (b) Shares as to which appraisal rights have been properly exercised.

 Covenants and Representations and Warranties

  Reasonable Best Efforts. The Merger Agreement provides that each of Parent, Purchaser and the Company will use its reasonable best efforts to consummate the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

  Conduct of Business Pending Merger. The Merger Agreement obligates the Company, until the closing of the Merger, to conduct its operations in the ordinary and usual course of business consistent with past practice. The Merger Agreement expressly restricts the ability of the Company to engage in certain material transactions, such as purchases and sales of assets or the sale or redemption of outstanding securities of the Company, without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed.

  No Solicitation of Alternative Transactions. The Merger Agreement provides that, except in the circumstances described below, the Company will not, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. However, the Merger Agreement does provide that the Board of Directors of the Company (the "Company Board") may furnish information to, or enter into discussions or negotiations with, any person that makes an unsolicited bona fide written Acquisition Proposal if, and only to the extent that (A) the Offer shall not have closed, (B) the Company Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Company Board to comply with its fiduciary duties to its stockholders under applicable law,
(C) the Company Board, after consultation with its financial advisor, determines in good faith that such Acquisition Proposal is reasonably likely to lead to an Acquisition Proposal that, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the Offer and the Merger (any such more favorable Acquisition Proposal being referred to in the Merger Agreement as a "Superior Proposal") and (D) prior to taking such action, the Company (x) provides reasonable notice to Parent to the effect that it is taking such action and
(y) receives from such person an executed confidentiality/standstill agreement in reasonably customary form and in any event containing terms at least as stringent as those contained in the confidentiality agreement between Parent and the Company.

  "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the Company or any of its subsidiaries: (a) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (c) any tender offer or exchange offer for 20 percent or more of the outstanding Shares or the filing of a registration statement under the Securities Act of 1933 in connection therewith; or (d) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  Duty to Recommend the Offer and the Merger. The Merger Agreement prohibits the Company Board from withdrawing or modifying, or proposing to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger unless the Company Board determines in good faith, taking into account all legal, financial and regulatory aspects, that the failure to do so would constitute a breach by the Company Board of its fiduciary duties under applicable law. Notwithstanding the foregoing, the Merger Agreement provides that the Company Board may not approve or recommend (and in connection therewith, withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger) an Acquisition Proposal unless such an Acquisition Proposal is a Superior Proposal and unless the Company Board first consults with outside counsel and determines that the refusal to do so would constitute a breach by the Company Board of its fiduciary duties under applicable law.

  Employee Benefits. Parent has agreed in the Merger Agreement to cause the Surviving Corporation to honor the obligations of the Company and its subsidiaries under the provisions of all collective bargaining, employment, consulting, termination, severance, change in control and indemnification agreements between and among the Company or any of its subsidiaries and any current or former officer, director, consultant or employee of the Company or any of its subsidiaries. Parent has also agreed in the Merger Agreement that, for a period of six months following the closing of the Merger, subject to certain exceptions, it will maintain for the benefit of the employees of the Company and any of its subsidiaries compensation and benefit plans, programs, arrangements and policies (other than equity-based compensation plans, programs, arrangements and policies) as will provide compensation and benefits which in the aggregate are not materially less favorable than those provided to such employees as of the date of the Merger Agreement under the Company's employee benefit plans (other than such equity-based compensation plans, programs, arrangement and policies).

  Unvested Employee Options and Vested Out-of-the-Money Employee Options. The Merger Agreement provides that at the effective time of the Merger each (A) unvested option and (B) vested option whose exercise price immediately prior to the closing of the Merger equals or exceeds $12.00, in each case to purchase Shares pursuant to the Company's Stock Option Plan for Employees, as amended and restated as of January 28, 1998 (the "Option Plan"), which is then outstanding, will be assumed by Parent and converted into an option (an "Assumed Stock Option") to purchase the number of shares of Georgia-Pacific Corporation-Georgia-Pacific Group common stock, par value $.80 per share ("Parent Common Stock") (rounded up to the nearest whole share) equal to (x) the number of Shares subject to such option multiplied by (y) the Merger Consideration divided by the closing price (as reported in the New York City edition of the Wall Street Journal, or if not reported therein, another nationally recognized source) for a share of Parent Common Stock on the date of the effective time of the Merger, at an exercise price per share of Parent Common Stock (rounded down to the nearest penny) equal to (A) the former exercise price per share of Common Stock under such option immediately prior to the effective time of the Merger divided by (B) the Merger Consideration divided by the closing price (as reported in the New York City edition of the Wall Street Journal, or if not reported therein, another nationally recognized source) for a share of Parent Common Stock on the date of the effective time of the Merger. The Merger Agreement also provides that, except as provided above, each Assumed Stock Option will be subject to the same terms and conditions as were applicable to the converted Company Stock Option immediately prior to the effective time of the Merger; provided, however, that if the employment of any holder of an Assumed Stock Option is terminated by the Company other than for cause after the Effective Time, all Assumed Options held by such holder will be 100% vested and remain exercisable until the earlier of (x) 90 days beginning on the date of such termination and (y) the expiration of the term of the Assumed Option.

  Vested In-the-Money Employee Options and Director Options. The Merger Agreement provides that at the effective time of the Merger, each vested option to purchase Shares under the Option Plan whose exercise price immediately prior to the effective time of the Merger is less than $12.00 and each option to purchase Shares under the Company's Directors' Stock Option Plan, as amended and restated as of January 28, 1998, whether vested or unvested, will be canceled, and Parent shall pay each holder thereof in cash at the effective time of the Merger for each such option an amount determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such option by (y) the number of Shares to which such option relates.

  Restricted Stock. The Merger Agreement provides that at the effective time of the Merger, any restricted Shares or share units awarded pursuant to any plan, arrangement or transaction of the Company, including the Restricted Stock Plan for Directors, as amended and restated on January 28, 1998, and the Company's Incentive Compensation Plan, as amended and restated as of January 28, 1998, outstanding immediately prior to the effective time of the Merger will be cancelled, and Parent will pay to each holder thereof in cash at the effective time of the Merger for each such restricted Share or share unit an amount determined by multiplying (x) the Merger Consideration by (y) the number of such restricted Shares or share units held by such holder.

  Indemnification; Directors' and Officers' Insurance. In the Merger Agreement Parent has agreed, from the effective time of the Merger, to the fullest extent permitted by applicable law, to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the effective time of the Merger, a director, officer or employee of the Company or any of its subsidiaries against all losses, expenses (including reasonable attorneys' fees and expenses), claims, damages, liabilities or amounts paid in settlement, arising out of actions or omissions occurring at or prior to the effective time of the Merger and whether asserted or claimed prior to, at or after the effective time of the Merger that are in whole or in part (i) based on or arising out of the fact that such person is or was a director, officer or employee of such party or a subsidiary of such party or (ii) based on, arising out of or pertaining to the transactions contemplated by the Merger Agreement.

  Parent has also agreed in the Merger Agreement, for a period of 6 years after the effective time of the Merger, to maintain in effect the policies of directors' and officers' liability insurance maintained by the Company for the benefit of those persons who are covered by such policies at the effective time of the Merger to the extent that such liability insurance can be maintained or obtained annually at a cost to Parent not greater than 200 percent of the premium for the current Company directors' and officers' liability insurance; provided that if such insurance cannot be so maintained or obtained at such cost, Parent has agreed in the Merger Agreement to maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 200 percent of the current annual premiums of the Company for such insurance.

  Representations and Warranties. The Merger Agreement contains customary representations and warranties of each party for a cash acquisition transaction.

 Conditions of the Offer

  Notwithstanding any other provision of the Offer but subject to compliance with the other provisions of the Merger Agreement, the Merger Agreement provides that Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer in accordance with the Merger Agreement and may extend the acceptance for payment of and payment for Shares tendered, if (i) at least the number of Shares that when added to the Shares already owned by Parent constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights) has not been validly tendered (and not withdrawn) prior to the expiration of the Offer (the "Minimum Condition"), (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") has not expired or been terminated prior to the expiration of the Offer, or
(iii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions exist and remain in effect:

  (a) there shall have been instituted or be pending by any governmental entity any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser or any other affiliate of Parent, or the consummation of any other transaction contemplated by the Merger Agreement; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, or to compel the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, as a result of the transactions contemplated by the Merger Agreement; (iii) seeking to impose or confirm limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; or (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares;

  (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any transaction contemplated by the Merger Agreement, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph
(a) above;

  (c) there shall have occurred any change, condition, event or development that has a material adverse effect on (i) the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, other than any effect arising out of or attributable to the economy, the securities markets in general or the industries generally in which the Company and its subsidiaries operate or (ii) the ability of the Company to consummate the transactions contemplated by the Merger Agreement (a "Material Adverse Effect");

  (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States (other than any war or armed hostilities or other calamity in the Balkan States) that is material to the United States or (v) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof;


   (e) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding Shares has been acquired by any person, other than Parent or any of its affiliates;

  (f) any representation or warranty of the Company in the Merger Agreement which is qualified as to materiality or Material Adverse Effect shall not be true and correct in all respects or any such representation or warranty that is not so qualified shall not be true and correct in any respect that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

  (g) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, which, in the reasonable, good faith judgment of Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

 Conditions of the Merger

  The respective obligations of Parent, Purchaser and the Company to effect the Merger is subject to the satisfaction or waiver, where permissible, prior to the closing of the Merger, of the following conditions:

    (a) To the extent required by applicable law, the Merger Agreement shall have been approved and adopted by the Company's stockholders;

    (b) Any waiting period applicable to the Merger under the HSR Act shall have expired or early termination thereof shall have been granted;

    (c) There shall not be in effect any law restraining, enjoining or otherwise preventing consummation of the transactions contemplated by the Merger Agreement; and

    (d) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

 Termination of the Merger Agreement

  Termination by Mutual Agreement. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the closing of the Merger by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

  Termination by either Parent or the Company. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the closing of the Merger by action of either the Board of Directors of Parent (the "Parent Board") or the Company Board if (i) the Merger shall not have been consummated by December 31, 1999; (ii) the Company's stockholders shall have rejected the Merger and the Merger Agreement; or (iii) any law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have become final and non-appealable; provided that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party that has breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

  Termination by the Company. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the closing of the Offer, by action of the Company Board:

    (a) If (i) the Company is not in breach of its obligations specified above under "No Solicitation of Alternative Transactions" and "Duty to Recommend the Offer and the Merger", (ii) the closing of the Offer has not yet occurred, (iii) the Company Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (iv) Parent does not make, within five business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Company Board determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and (v) the Company prior to such termination pays to Parent in immediately available funds the fees described below under "Termination Fees"; or

    (b) If Purchaser shall not have accepted for payment any Shares pursuant to the Offer within 120 days following commencement of the Offer.

  Termination by Parent. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the closing of the Offer, by action of the Parent Board if:

    (a) the Company enters into a binding agreement for a Superior Proposal or prior to the closing of the Offer the Company Board shall have withdrawn or adversely modified its approval or recommendation of the Merger Agreement, the Offer or the Merger; or

    (b) if Purchaser shall not have accepted for payment any Shares pursuant to the Offer within 120 days following commencement of the Offer.

 Termination Fees

  Termination Fees Payable by the Company to Parent. In the event that the Merger Agreement is terminated by (A) the Company pursuant to paragraph (a) under "--Termination by the Company", (B) Parent pursuant to paragraph (a) under "--Termination by Parent" or (C)(1) Parent pursuant to paragraph (b) under "--Termination by Parent" as a result of a willful failure or breach by the Company and (2) at the time of such willful failure or breach there shall have been an Acquisition Proposal involving the Company (which proposal shall not have been withdrawn prior to the time of such termination) and (3) within 6 months of such termination, an Acquisition Proposal by a third party, or within 9 months of such termination, an Acquisition Proposal by the party that made the Acquisition Proposal referred to in clause (C)(2) of this paragraph is entered into, agreed to or consummated by the Company, the Company is obligated to pay Parent a termination fee of $25,000,000.

  In the event that (A) the Merger Agreement is terminated by Parent or the Company pursuant to clause (ii) under "--Termination by either Parent or the Company" or by Parent pursuant to paragraph (b) under "--Termination by Parent" as a result of the failure to satisfy the Minimum Condition, (B) at the time of such termination there shall have been an Acquisition Proposal involving the Company (which proposal shall not have been withdrawn prior to the time of such termination) and (C) within 6 months of such termination, an Acquisition Proposal by a third party, or within 9 months of such termination, any Acquisition Proposal by the party that made the Acquisition Proposal referred to above in clause (B) of this paragraph is entered into, agreed to or consummated by the Company, the Company is obligated to pay Parent a termination fee of $25,000,000.

  Termination Fee Payable by Parent to the Company. In the event that (A) the Merger Agreement is terminated pursuant to paragraph (b) under "--Termination by the Company" as a result of a willful failure or breach by Parent or Purchaser and (B) at the time of such willful failure or breach there shall have been a Parent Acquisition Proposal (which Parent Acquisition Proposal shall have been conditioned upon the Offer or the Merger failing to close) and
(C) within 6 months of such termination, a Parent Acquisition Proposal by a third party, or within 9 months of such termination, a Parent Acquisition Proposal by the party that made the Parent Acquisition Proposal referred to in clause (B) of this paragraph is entered into, agreed to or consummated by Parent, then Parent is obligated to pay the Company a termination fee of $25,000,000.

 Expense Reimbursement

  If the Merger Agreement is terminated by Parent pursuant to paragraph (b) under "--Termination by Parent" as the result of a failure of performance or breach of the Company, then the Company will pay Parent an amount, not to exceed $5,000,000, equal to the documented expenses incurred by Parent in connection with the Merger Agreement.

  If the Merger Agreement is terminated by the Company pursuant to paragraph
(b) under "--Termination by the Company" as the result of the failure of performance or breach of Parent, then Parent will pay the Company an amount, not to exceed $5,000,000, equal to the documented expenses incurred by the Company in connection with the Merger Agreement.

  Notwithstanding the foregoing, in no circumstances will the amount payable to Parent or the Company under "Termination Fees" or "Expense Reimbursement" exceed $25,000,000 in the aggregate.

 UGI Termination Fee

  Pursuant to a letter agreement dated May 25, 1999, Parent paid the Company, immediately prior to the execution of the Merger Agreement, $25,000,000 in order to reimburse the Company for the termination fee paid by the Company to UGI Corporation ("UGI") in connection with the termination of the Agreement and Plan of Merger dated as of February 28, 1999 among the Company, UGI and Vulcan Acquisition Corp. (the "UGI Agreement").

  In the event that the Merger Agreement is terminated by either Parent or the Company for any reason, other than a termination pursuant to (x) "-- Termination by Mutual Agreement", (y) "--Termination by either Parent or the Company" where the termination did not result from a failure of performance or breach by the Company or (z) paragraph (b) under "--Termination by the Company" or "Termination by Parent" where the termination did not result from a failure to satisfy the conditions specified under "Conditions of the Offer" (unless, in the case of paragraphs (a) and (b) under "Conditions of the Offer", such termination resulted from the actions of any antitrust regulatory authority or, in the case of paragraph (d) under "Conditions of the Offer", such termination resulted from the occurrence of an event specified in clause
(iv) thereof), the Company is obligated to reimburse Parent for the payment of the $25,000,000 fee described in the preceding paragraph.

 Amendments

  The Merger Agreement may be amended by action taken by the Company, Parent and Purchaser at any time prior to the closing of the Merger. The Merger Agreement provides that following the closing of the Offer, any amendment of the Merger Agreement or the certificate of incorporation or bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company.

 Fees and Expenses

  The Merger Agreement provides that, whether or not the Offer or the Merger is consummated, all expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, except (a) expenses incurred in connection with the filing, printing and mailing of this Schedule 14D-9 and, if necessary, the proxy statement relating to the special meeting of stockholders called in connection with the merger, which shall be paid by Parent, and (b) if applicable, as provided under "Expense Reimbursement", "Termination Fees" and "UGI Termination Fee".

  A copy of the Merger Agreement is filed as Exhibit B to this Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

 Confidentiality Agreements

  Pursuant to the Confidentiality Agreements dated as of May 13, 1999 between Parent and the Company (the "Confidentiality Agreements"), the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding a possible acquisition of the Company by Parent and the exchange of certain confidential information concerning the Company.

  Copies of the Confidentiality Agreements are filed as Exhibits C and D to this Schedule 14D-9 and are incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) The Company has been Parent's largest single customer for a number of years, purchasing annually $350-400 million of printing and imaging papers manufactured by Parent.

  In July 1998, the Company announced a major restructuring of its operations. Following that announcement, A.D. Correll, Chairman, Chief Executive Officer and President of Parent, called Ray B. Mundt, Chairman and Chief Executive Officer of the Company, and arranged a meeting in Philadelphia on August 18, 1998. At this meeting, Mr. Correll and Mr. Mundt discussed various types of strategic transactions which the two companies could pursue, and, in particular, discussed the possibility of Parent making an equity investment in the Company and the two companies forging a closer customer-supplier strategic relationship.

  At a subsequent meeting in Atlanta, Mr. Correll and Mr. Mundt met with senior members of their staff and instructed them to begin discussions looking toward such relationships. In the fall of 1998, discussions between the two companies concerning a possible equity investment by Parent in the Company ceased. Discussions between the two companies concerning the possible customer-supplier strategic relationship, however, continued through the end of 1998 and into 1999. During that period, Mr. Correll and Mr. Mundt had several telephone conversations involving the status of the negotiations with respect to the customer-supplier strategic relationship. The discussions and conversations did not lead to an agreement.

  On February 28, 1999, the Company entered into the UGI Agreement pursuant to which the Company's stockholders were to receive .566 shares of UGI common stock for each of their Shares.

  In April, 1999, Parent undertook a review of the feasibility of, and strategic benefits available through, a potential business combination with the Company. In connection with such review, Parent retained Wasserstein Perella as its financial adviser.

  On May 4, 1999, at a meeting of the Parent Board, Parent's management reviewed the business, operations and financial condition of the Company and discussed the strategic advantages and potential synergies of the Merger and the feasibility of the Merger. At such meeting, the Parent Board authorized Parent to propose acquiring all of the Shares at a price of $12.00 per Share.

  On May 7, 1999, Mr. Mundt received a letter from Mr. Correll in which Mr. Correll proposed that Parent acquire the Company at a price of $12 per share in cash. In the letter, Mr. Correll stated that Parent's proposal to acquire the Company was not subject to a financing condition. Accompanying Parent's proposal letter was a draft of the Merger Agreement prepared by Parent and its counsel. As required by the terms of the UGI Agreement, the Company notified UGI of its receipt of Parent's proposal later that day.

  On May 10, 1999, at a special meeting of the Company Board, after hearing presentations from its financial advisor, Donaldson, Lufkin & Jenrette ("DLJ"), and its legal advisor, the Company Board authorized management to begin discussions with Parent concerning its proposal after concluding that Parent's proposal constituted a "Superior Proposal" within the meaning of the UGI Agreement. After the Company Board meeting had concluded, as required by the terms of the UGI Agreement, the Company notified UGI of the Company Board's decision to enter into discussions with Parent concerning its proposal.

  During the morning of May 13, 1999, the Company and Parent executed the Confidentiality Agreements.

  During the afternoon of May 13, 1999, Ray B. Mundt, Chairman of the Board and Chief Executive Officer of the Company, met with Mr. Correll to discuss Parent's proposal. At this meeting, Mr. Correll reaffirmed Parent's proposal to acquire the Company for $12 per Share in cash but refused Mr. Mundt's request for an increase in the offer.

  From May 14, 1999 through May 23, 1999, Parent conducted extensive business and legal due diligence of the Company and its operations.

  On May 19, 1999, at a regularly scheduled Company Board meeting, Mr. Mundt updated the directors on the status of the discussions with Parent. After hearing presentations from its financial and legal advisors, the Company Board authorized management to continue discussions with Parent concerning its proposal.

  From May 20, 1999 through May 24, 1999, representatives of Parent and the Company negotiated the terms of the Merger Agreement.

  On May 24, 1999, at a special meeting of the Parent Board, the Parent Board approved the Offer, the Merger and the Merger Agreement.

  Later on May 24, 1999, at a special meeting of the Company Board, Mr. Mundt updated the directors on the status of the discussions with Parent. Representatives of DLJ then delivered their oral opinion to the Company Board (subsequently confirmed in writing) that, as of such date, the consideration proposed to be received by the stockholders of the Company in the Offer and in the Merger was fair, from a financial point of view, to such holders. After DLJ delivered its opinion, the Company Board, by the unanimous vote of the directors present and voting, (i) resolved to terminate the UGI Agreement in accordance with the terms of the UGI Agreement, (ii) approved the Offer, the Merger and the Merger Agreement and (iii) determined to recommend that the Company's stockholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement.

  On May 25, 1999, after UGI declined to revise its offer to match Parent's proposal, the Company terminated the UGI Agreement and the Company, Parent and Purchaser then executed the Merger Agreement. Prior to and as a condition of the termination of the UGI Agreement, the Company paid to UGI the $25,000,000 termination fee required by the UGI Agreement with funds advanced from Parent.

  On May 28, 1999, Purchaser commenced the Offer.

   (b) In reaching its conclusions and recommendation described in section (a) above, the Company Board considered a number of factors, including the following:

    (i) The Company's businesses, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects.

    (ii) The oral opinion (subsequently confirmed in writing) of DLJ, the Company's financial advisor, that, as of the date thereof and based upon and subject to various considerations and assumptions set forth therein, the consideration to be paid to the Company's stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders. A copy of the opinion rendered by DLJ to the Company Board, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by DLJ in arriving at its opinion, is attached hereto as Annex A and is incorporated herein by reference. Stockholders are urged to read such opinion in its entirety.

    (iii) The fact that the Offer would not be subject to a financing condition.

    (iv) The alternatives to the Merger available to the Company, including, without limitation, (A) closing the proposed merger with UGI pursuant to the UGI Agreement and (B) continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction, which the Company Board deemed less attractive in light of the uncertainties associated with each of these alternatives and the timing and possible values that might be realized by stockholders pursuant to such alternatives.

    (v) The fact that the $12.00 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a premium of (x) 49.6% over the average closing prices for the Shares for the 30-trading day period preceding February 28, 1999, the date of public announcement of the proposed transaction between the Company and UGI, (y) 51.7% over the average closing prices for the Shares for the 30-trading day period preceding May 10, 1999, the date of public announcement of Parent"s proposal to acquire the Company, and (z) 38.1% over the average closing prices for the Shares for the one-year period preceding May 24, 1999, the date on which the Company Board approved the Offer and the Merger.

    (vi) The fact that the consideration to be received by the Company's stockholders in the Offer and the Merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders.

    (vii) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement including, without limitation, the fact that the terms of the Merger Agreement will not unduly discourage other third parties from making proposals subsequent to execution of the Merger Agreement, will not prevent the Company Board from determining, in the exercise of its fiduciary duties in accordance with the Merger Agreement, to provide information to and engage in negotiations with such third parties and will permit the Company, subject to payment to Parent of a $25,000,000 termination fee and also subject to payment to Parent of the $25,000,000 advanced by Parent to the Company in connection with the termination of the UGI Agreement, to enter into a transaction with a party that makes a proposal that would offer the Company's stockholders greater value than the Offer and the Merger.

    (viii) The structure of the transaction which is designed, among other things, to result in receipt by the holders of Shares at the earliest practicable time of the consideration to be paid in the Offer and the fact that the consideration to be paid in the Offer and the Merger is the same.

    (ix) The likelihood that the Offer and the Merger would be consummated.

    (x) The substantial possibility that the transaction with UGI contemplated by the UGI Agreement would not be approved by UGI stockholders.

  The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company has retained DLJ as its exclusive financial advisor in connection with the Offer and the Merger. Under the terms of an engagement letter agreement dated February 12, 1999 between the Company and DLJ (the "Engagement Letter"), the Company will pay DLJ a fee equal to .4%, or 40 basis points, of the aggregate value of the outstanding Shares (treating any Shares issuable upon exercise of options, warrants or other rights of conversion as outstanding), plus the amount of any debt of the Company being assumed by Parent or any of its subsidiaries in connection with the Merger. The Engagement Letter provides that this fee, which will be payable by the Company to DLJ upon the closing of the Offer, will not be less than $4,500,000 nor more than $7,000,000. The Company has also agreed in the Engagement Letter to reimburse DLJ for all reasonable out-of-pocket expenses, including, without limitation, the fees and expenses of counsel, and to indemnify DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) During the past sixty days no transaction in the Shares has been effected by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company (other than in the ordinary course of business in connection with the Company's employee benefit plans).

  (b) To the best knowledge of the Company, all of the Company's directors and executive officers currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) No negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company or any subsidiary of the Company, a purchase, sale or transfer of a material amount of assets by the Company, a tender offer for or other acquisition of securities by or of the Company or any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described under Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7. Subject to the terms of the Merger Agreement described in Item 3(b) under "Merger Agreement", the Company may engage in discussions or negotiations with respect to transactions or proposals of the type referred to above in this Item 7. At its meeting held on May 24, 1999, the Company Board determined that public disclosure with respect to negotiations undertaken in response to the Offer, which negotiations would result in an agreement in principle relating to any transaction contemplated by Item 7(a) might jeopardize their continuation and adopted a resolution that management need not make any such public disclosure unless and until an agreement in principle is reached relating thereto.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  (a) Section 203. As a Delaware corporation, the Company is subject to
Section 203 ("Section 203") of the Delaware General Corporation Law. Section 203 prohibits a corporation which has voting stock traded on a national securities exchange, designated on The NASDAQ Stock Market or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder (defined as the owner of 15% or more of the corporation's voting stock), or an interested stockholder's affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if (i) prior to such date, the board of directors gives prior approval to the business combination or the transaction in which the 15% ownership level is exceeded, (ii) the interested stockholder acquires, in the transaction pursuant to which the interested stockholder becomes the owner of 15% or more of the outstanding stock, 85% of the corporation's stock (excluding those shares owned by persons who are directors and also officers as well as employee stock plans in which employees do not have a confidential right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) the business combination is approved by the board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder. In accordance with the provisions of the Company's certificate of incorporation and Section 203, the Company Board has approved the Merger Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

  (b) Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

  On May 26, 1999, Parent and the Company filed the Notification and Report Forms (the "Forms") required to be filed by the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on June 10, 1999, the fifteenth calendar day after Purchaser filed its Form. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth calendar day after substantial compliance by Parent and the Company with such request. Thereafter, such waiting period can be extended only by court order.

  A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-calendar day HSR Act waiting period will be terminated early.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  Under Part IX of the Canadian Competition Act, the Offer and the Merger may not be consummated until notification has been given to the Director of Investigation and Research (the "Director"), certain information has been furnished to the Director and the applicable waiting period has expired or been terminated. The waiting period may be either seven or 21 days from the time a complete notification is provided to the Director, depending upon the type of information required by the Director.

  If the Director concludes that the Offer and the Merger would likely lessen or prevent competition substantially in any market in Canada, he may apply to the Competition Tribunal, a special purpose quasi-judicial tribunal, for an order to, among other things, enjoin or unwind the merger. It is not expected that the Director will conclude that the Offer and the Merger will substantially lessen or prevent competition in any relevant market. Nevertheless, there can be no assurance that a challenge to the Offer and the Merger before the Competition Tribunal will not be made or, if such a challenge is made, of the result thereof.

  The Director may issue an advance ruling certificate under Section 102 of the Canadian Competition Act in respect of a proposed tender offer and merger where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal for an order with regard to that tender offer and merger. The effect of an advance ruling certificate is that (a) the tender offer and merger is exempt from the notification and waiting period provisions described above and (b) the Director may not apply to the Competition Tribunal for an order in respect of the tender offer and merger solely on the basis of information that is the same or substantially the same as the information on which the decision to issue the advance ruling certificate was based, provided the transaction is substantially completed within one year after the issuance of the advance ruling certificate. Parent intends to apply to the Director for an advance ruling certificate. If, for any reason, the Director declines to issue, or if Parent decides not to apply for, an advance ruling certificate, Parent and the Company intend to file with the Director a notification under Part IX of the Canadian Competition Act.

  The Mexican Federal Antitrust Law requires that Parent and the Company notify the Mexican Antitrust Commission of the Offer and the Merger and provide certain information to the Mexican Antitrust Commission in connection with the Offer and the Merger. Although there can be no assurance that the Mexican Antitrust Commission will not oppose the Offer and the Merger, Parent and the Company do not expect that it will do so and intend to consummate the Offer and the Merger as soon as practicable.

  (c) Rights Plan Amendment. Prior to the execution of the Merger Agreement, the Company and the Rights Agent executed an amendment to the Rights Agreement, which renders the Rights Agreement inapplicable to the Offer and the Merger by providing that (w) the approval, execution, delivery and performance of the

Merger Agreement by the parties thereto, (x) the consummation by Parent of the tender offer contemplated by the Merger Agreement, (y) the approval of the Merger Agreement by the Company's stockholders and (z) the consummation of any of the other transactions contemplated by the Merger Agreement will not cause the rights issued pursuant to the Rights Agreement to become exercisable to purchase any securities of the Company or any other securities.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

The following Exhibits are filed herewith:

A. The Company's Information Statement dated May 28, 1999 (attached as
   Schedule I hereto).*

B. Agreement and Plan of Merger dated as of May 25, 1999 among the Company, Purchaser and Parent.

C. Confidentiality Agreement dated as of May 13, 1999 between Parent and the Company.

D. Confidentiality Agreement dated as of May 13, 1999 between Parent and the Company.

E. Form of Letter Agreement between the Company and the executive officers referred to in Item 3(b) of this Schedule 14D-9.

F. Letter to the Company's stockholders dated May 28, 1999.*

G. Opinion of Donaldson, Lufkin & Jenrette dated May 24, 1999 (attached as Annex A hereto).*

H. Press Release of the Company dated May 25, 1999.
--------
  * Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 28, 1999

                                          UNISOURCE WORLDWIDE, INC.

                                             /s/ Thomas A. Decker
                                          By: _________________________________

                                             Name: Thomas A. Decker
                                             Title:  Senior Vice President,
                                             Secretary and General Counsel

                                                                        ANNEX A

                               [DLJ LETTERHEAD]

                                                                   May 24, 1999

Board of Directors
Unisource Worldwide, Inc.
1100 Cassatt Road
Berwyn, PA 19312

Dear Sirs:

  You have requested our opinion as to the fairness from a financial point of view to the stockholders of Unisource Worldwide, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be dated as of May 25, 1999 (the "Agreement"), among the Company, Georgia-Pacific Corporation ("Georgia-Pacific") and Atlanta Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Georgia-Pacific ("Purchaser").

  Pursuant to the Agreement, Purchaser will commence a cash tender offer (the "Tender Offer") for all of the issued and outstanding shares of common stock, par value $.001 per share, of the Company ("Company Common Stock") (shares of Company Common Stock being hereinafter collectively referred to as the "Shares") at a price of $12.00 per share (the "Offer Price"). Following consummation of the Tender Offer, subject to certain exceptions, each share of Company Common Stock not previously tendered and accepted for payment in the Tender Offer will, by virtue of a merger of Purchaser with and into the Company (the "Merger" and together with the Tender Offer, the "Transaction"), be converted into the right to receive the Offer Price.

  In arriving at our opinion, we have reviewed the draft dated May 19, 1999 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with the Company's management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning September 30, 1999 and ending September 30, 2003 prepared by the management of the Company (including a base case and an adjusted case). In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock price and trading volume of the Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and or its respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company under the various scenarios presented. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

Board of Directors
Unisource Worldwide, Inc.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation as to whether the stockholders of the Company should tender shares in the Tender Offer or as to how such stockholders should vote on the Merger.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. In February 1999, DLJ was retained by the Company to act as its exclusive financial advisor with respect to the sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of the Company. As part of this engagement, DLJ advised the Company with respect to the previously announced merger between the Company and UGI Corporation, for which it received usual and customary compensation. In October 1998, DLJ was retained by the Company to assist in the valuation and sale of the Company's Mexican operations, for which it received usual and customary compensation.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the stockholders of the Company in the Transaction is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                             /s/ Michael A. Wildish
                                          By: ______________________

                                             Michael A. Wildish
                                             Managing Director

                                                                     SCHEDULE I

                           Unisource Worldwide, Inc.
                               1100 Cassatt Road
                               Berwyn, PA 19312

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

  This Information Statement is being mailed on or about May 28, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, par value $.001 per share (the "Common Stock"), of Unisource Worldwide, Inc. (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of December 30, 1996 between the Company and National City Bank, as Rights Agent, as amended by Amendment No.1 dated as of February 28, 1999 and Amendment No. 2 dated as of May 25, 1999 (the Common Stock and the Rights being collectively referred to herein as the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Georgia-Pacific Corporation ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Company Board") pursuant to the Agreement and Plan of Merger dated as of May 25, 1999 among the Company, Atlanta Acquisition Corp. ("Purchaser") and Parent (the "Merger Agreement"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  Pursuant to the Merger Agreement, Purchaser is offering to purchase all outstanding Shares at a price of $12.00 per Share. The Offer was commenced by Purchaser on May 28, 1999 and is scheduled to expire at 12:00 midnight (New York time) on Friday, June 25, 1999, unless extended. The Merger Agreement and Offer are more fully described under Item 3(b) of the Schedule 14D-9, to which this Information Statement is attached as Schedule I.

  The information contained in this Information Statement (including information incorporated by reference) concerning Parent and Purchaser and the Purchaser's Designees (as defined below) has been furnished to the Company by Parent and Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                             PURCHASER'S DESIGNEES

  The Merger Agreement provides that after the closing of the Offer, Parent will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board ("Purchaser Designees") as will give Parent representation on the Company Board equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser following the closing of the Offer bears to the total number of Shares then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause the Purchaser Designees to be elected as directors of the Company, including, in connection therewith, increasing the size of the Company Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the closing of the Merger, the Company is obligated under the terms of the Merger Agreement to use its best efforts to ensure that at least two members of the Company Board who were directors of the Company as of the date of the Merger Agreement and who are not employees of the Company remain members of the Company Board.

  Parent has informed the Company that it will choose the Purchaser Designees from the directors and executive officers of Parent listed in Schedule I of the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Parent has informed the Company that each of the directors and executive officers of Parent listed in Schedule I to the Offer to Purchase has consented to act as a director of the Company, if so designated. The information on such Schedule I is incorporated herein by reference. The business address of each such person is c/o Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                   GENERAL INFORMATION REGARDING THE COMPANY

  The Shares constitute the only class of voting securities of the Company. The holders of Common Stock are entitled to one vote per Share. As of May 21, 1999, there were 70,218,397 shares of Common Stock outstanding. Currently, the Company Board consists of eight members. The Company Board is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors of the Company

  The names of the current directors, their ages as of September 30, 1998 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

                                Principal Occupation or Employment for Past Five
           Name             Age                      Years
           ----             --- ------------------------------------------------
CLASS I DIRECTORS:

James J. Forese............  62 President and Chief Executive Officer, IKON
                                Office Solutions, Inc. (f/k/a Alco Standard
                                Corporation, hereafter "IKON" or "Alco") (July,
                                1998-present); Executive Vice President and
                                President, International Operations, IKON (1997-
                                June, 1998); Executive Vice President and Chief
                                Operating Officer, Alco (1996-1997); General
                                Manager, IBM Customer Financing, and Chairman,
                                IBM Credit Corporation (1993-1995); IBM Vice
                                President, Finance (1990-1993). Also serves as a
                                director of IKON Office Solutions, Inc.,
                                American Management Systems,Inc. and NUI
                                Corporation.

James P. Kelly.............  55 Chairman and Chief Executive Officer (1997-
                                Present), Vice Chairman (1996-1997), Senior Vice
                                President and Chief Operating Officer (1992-
                                1996), and Senior Vice President and National
                                Relations Group Manager (1988-1992), United
                                Parcel Service (UPS). Also serves as a director
                                of UPS.

Rogelio G. Sada............  63 Member, Mexican National Congress (1997-
                                Present); Private investor; Mayor, San Pedro,
                                N.L., Mexico (1992-1994); President and Chief
                                Executive Officer, VITRO, a glass and glass-
                                related products manufacturer in Mexico (1972-
                                1985).

CLASS II DIRECTORS:

Gary L. Countryman.........  59 Chairman of the Board, Liberty Mutual Insurance
                                and Liberty Mutual Fire Insurance Company (1998-
                                Present); Chairman and Chief Executive Officer,
                                Liberty Mutual Insurance Company and Liberty
                                Mutual Fire Insurance Company (1992-1998);
                                Chairman of the Board, President and Chief
                                Executive Officer, Liberty Mutual Insurance
                                Company and Liberty Mutual Fire Insurance
                                Company (1991-1992). Also serves as a director
                                of Bank Boston Corporation, Boston Edison and
                                Harcourt General, Inc.

Paul J. Darling, II........  60 Chairman, President and Chief Executive Officer,
                                Corey Steel Company (1984-Present). Also serves
                                as a director of Liberty Mutual Insurance
                                Company, Liberty Mutual Fire Insurance Company
                                and Liberty Financial Companies, Inc.

                                Principal Occupation or Employment for Past Five
           Name             Age                      Years
           ----             --- ------------------------------------------------
Dana G. Mead...............  62 Chairman and Chief Executive Officer (1994-
                                Present), President and Chief Operating Officer
                                (1992-1994), and director (1992-Present),
                                Tenneco, Inc.; Executive Vice President (1989-
                                1992), Senior Vice President (1986-1989),
                                International Paper Company. Also serves as a
                                director of Zurich Allied, Zurich Insurance
                                Company, Pfizer, Inc., Newport News
                                Shipbuilding, Inc., and Textron, Inc.

CLASS III DIRECTORS:

Ray B. Mundt...............  70 Chairman and Chief Executive Officer (1996-
                                Present), Unisource; Director (1971-1996),
                                Chairman (1986-1995), Chief Executive Officer
                                (1980-1993) and President (1974-1988), Alco.
                                Also serves as a director of Liberty Mutual
                                Insurance Company, Liberty Mutual Fire Insurance
                                Company and Liberty Financial Companies, Inc.

James W. Stratton..........  61 President, Stratton Management Company (1972-
                                Present); Chairman and director (1993-Present),
                                Stratton Small-Cap Yield Fund; Chairman (1993-
                                Present) and director (1981-1993), Stratton
                                Monthly Dividend REIT Shares; Chairman and
                                director (1972-Present), Stratton Growth Fund;
                                and Chairman and director (1997-Present),
                                Stratton Special Value Fund. Also serves as a
                                director of UGI Corporation, Amerigas Propane
                                and Teleflex.

                   COMMITTEES OF THE COMPANY BOARD; MEETINGS

  During fiscal 1998, there were three standing committees of the Company
Board: the Audit Committee, the Human Resources Committee, and the Investment Committee. The Company Board does not currently have a separate Nominating Committee because such functions are performed by the Human Resources Committee.

  The Audit Committee (Messrs. Darling (Chairman), Countryman and Forese) met four times during the fiscal year ended September 30, 1998. The Audit Committee approves the selection of independent accountants; reviews auditing and financial accounting and reporting matters, the adequacy of internal accounting controls and asset security, audit fees and expenses; counsels regarding auditing, financial, accounting and reporting matters; and oversees conflicts of interest policy matters.

  The Human Resources Committee (Messrs. Mead (Chairman), Kelly, Sada and Stratton) met four times during the fiscal year ended September 30, 1998. The Human Resources Committee reviews and recommends compensation of officers and directors; administers incentive compensation and stock option plans; and counsels regarding compensation of other key employees, management development and succession, and major personnel matters.

  The Investment Committee (Messrs. Stratton (Chairman) and Forese) met three times during the fiscal year ended September 30, 1998. The Investment Committee reviews and establishes the investment policy for the trust funds under the Company's defined benefit plans; selects and monitors the performance of the investment managers for such trust funds; and oversees the investment and performance of all other funds under the Company's Retirement Savings Plan, all of the Company's other defined contribution plans, and all other plans or funds maintained by the Company from time to time, such as the Company's Long-term Disability Plan.

  During the fiscal year, the Company Board met nine times. Each director attended at least 75% of the total number of the meetings of the Company Board which were held while he was a member of the Company Board. Each director attended at least 75% of the total number of meetings of all committees on which he served, except Mr. Forese, who attended two of the three meetings of the Investment Committee.

SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS, DIRECTORS AND
                       EXECUTIVE OFFICERS OF THE COMPANY

   The table below sets forth the shares of Common Stock that were beneficially owned (as determined by the rules of the Securities and Exchange Commission) by: (i) each director of the Company; (ii) each executive officer named in the summary compensation table set forth herein (a "Named Executive Officer"); and (iii) the directors and executive officers of the Company, as a group. There are no persons known to the Company to own beneficially more than five percent of the outstanding shares of Common Stock. The ownership information presented below with respect to all persons is based on the record ownership of Common Stock at November 16, 1998.

                                                       Number of
                                          Number of      Shares
                                            Shares     Acquirable Percentage of
                                         Beneficially  Within 60   Outstanding
                                           Owned(1)     Days(2)   Common Stock
                                         ------------  ---------- -------------
Directors and Executive Officers:
Richard H. Bogan.......................     63,527       10,050          *
Gary L. Countryman.....................        414        1,500          *
Paul J. Darling, II....................      6,703       11,260          *
Thomas A. Decker.......................     62,906(3)    10,050          *
James J. Forese........................     41,153       10,685          *
James P. Kelly.........................      1,675        5,606          *
Dana G. Mead...........................     22,831       11,260          *
Hugh G. Moulton........................    204,633(4)    82,608          *
Ray B. Mundt...........................    255,116(5)    44,218          *
Rogelio G. Sada........................     15,992      109,711          *
James W. Stratton......................     10,189       41,784          *
Charles F. White.......................    160,988       95,969          *
All directors and executive officers as
 a group (16 persons)..................    932,161(6)   454,010          *

--------
*  Less than one percent.

(1) Includes securities (or equivalents thereof) held under the Unisource Retirement Savings Plan, securities awarded under the Unisource Incentive Compensation Plan (which are subject to performance-based vesting conditions), securities purchased with matching contributions under the Partners' Stock Purchase Plan (which are subject to certain service-based vesting requirements), securities awarded under the Restricted Stock Plan for Directors, and where applicable, securities owned by spouses and minor children of the persons identified herein.

(2) Includes shares which may be acquired within sixty days of November 16, 1998 through the exercise of stock options.

(3) Includes 8,000 shares owned by family members, the beneficial ownership of which Mr. Decker disclaims.

(4) Includes 6,400 shares owned by family members, the beneficial ownership of which Mr. Moulton disclaims.

(5) Includes 39,257 shares owned by family members, the beneficial ownership of which Mr. Mundt disclaims.

(6) Includes 53,657 shares owned by family members of directors and executive officers, the beneficial ownership of which is disclaimed.

   As of September 30, 1998, the Company's employees, through direct ownership or employee benefit plans, owned approximately 10.15% of the outstanding shares of Common Stock.

                            EXECUTIVE COMPENSATION

Summary of Executive Compensation

  The following table shows, for the fiscal years indicated, the compensation awarded to, earned by or paid to the Chief Executive Officer of the Company and the four most highly compensated executive officers of the Company other than the Chief Executive Officer who were serving at September 30, 1998. During the periods listed below, except as noted in the table footnotes, all cash compensation was paid by the Company.

                            Annual Compensation          Long-Term Compensation
                          ----------------------- ------------------------------------
                                                         Awards            Payouts
                                                  --------------------- --------------
                                                  Restricted Securities
                                                    Stock    Underlying Cancellations/  All Other
Name and Principal        Fiscal  Salary   Bonus    Awards    Options      Payouts     Compensation
Position(1)                Year   ($)(2)  ($)(3)    ($)(4)     ($)(5)       ($)(6)        ($)(7)
------------------        ------ -------- ------- ---------- ---------- -------------- ------------
Ray B. Mundt............   1998  $850,000     --       --         --            --       $57,502
Chairman and Chief         1997   850,000     --       --     205,818           --        64,252
Executive Officer          1996   141,667     --       --         --            --           --

Charles F. White........   1998   500,000 396,875    1,000        --        203,978
President and Chief        1997   400,000     --   636,875    154,448      (169,688)      37,588
Operating Officer          1996   254,175     --       --         --        155,760       59,076

Richard H. Bogan
Senior Vice President...   1998   300,000 150,000  158,750    100,250           --       216,927
and Chief Financial
 Officer                   1997    30,769     --   186,875     50,000           --           --
                           1996       --      --       --         --            --           --

Thomas A. Decker........   1998   300,000     --   158,750    100,250           --        18,605
Senior Vice President,     1997   183,333  91,667  356,563     50,000      (169,688)       5,988
General Counsel and
 Secretary                 1996       --      --       --         --            --           --

Hugh G. Moulton.........   1998   250,000     --   158,750        --            --        27,608
Executive Vice President   1997   250,000     --   356,563    192,763      (169,688)      73,748
and Chief Administrative
 Officer                   1996   250,000 250,000      --         --        453,414       98,211

--------
(1) At all times during fiscal 1998, Mr. White was President. He has resigned as President, but has agreed to remain with the Company through December 31, 1998. At all times during fiscal 1998, Mr. Bogan was the Senior Vice President and Chief Financial Officer. Effective November 1, 1998, Mr. Bogan was appointed President and Chief Financial Officer. At all times during fiscal 1996, Mr. Moulton served as Executive Vice President of Alco, and continued in that capacity until January 1, 1997, at which time he assumed the position shown above. Mr. Moulton's cash compensation prior to January 1, 1997 was paid by Alco.

(2) For Mr. Mundt, the amount reflected for 1996 is salary paid during fiscal 1996. Mr. Mundt assumed his current responsibilities as Chairman and Chief Executive Officer of the Company on August 1, 1996. For Mr. Bogan, the amount reflected for 1997 is salary paid to Mr. Bogan during fiscal 1997, beginning August 1, 1997, the date on which Mr. Bogan's employment with the Company commenced. For Mr. Decker, the amount reflected for 1997 is salary paid to Mr. Decker during fiscal 1997, beginning January 30, 1997, the date on which Mr. Decker's employment with the Company commenced.

(3) Mr. Bogan's bonus for 1998 was based upon the terms of his employment under which he became entitled to a minimum bonus of 50% of salary paid in fiscal 1998. Mr. Decker's bonus for 1997 was based upon the terms of his employment under which he became entitled to a minimum bonus of 50% of salary paid in fiscal 1997.

(4) Represents the aggregate value as of the date of grant of outstanding shares awarded under the Company's Incentive Compensation Plan, which awards are subject to certain employment and performance-based vesting conditions. The awards granted in fiscal 1998 are subject to conditions based upon the Company's performance during the three fiscal year period of 1998-2000. The awards granted in 1997 are subject to conditions based upon the Company's performance in fiscal years 1997, 1998, and 1999. For the awards made in 1997, threshold performance for the fiscal years ended September 30, 1997 and September 30, 1998 was not achieved and the shares previously awarded for these plan periods were canceled. The value as of September 30, 1998 of the remaining awards granted in fiscal 1997 for the Named Executive Officers is as follows: $165,625 for Mr. White and $66,250 for each of Messrs. Bogan, Decker and Moulton.

(5) Prior to December 31, 1996, the Company was a wholly-owned subsidiary of Alco. Effective December 31, 1996, one share of Common Stock was distributed to holders of Alco common stock for every two shares of Alco common stock owned at the established record date (the "Spin-off"). As a result of the Spin-off, the Company became a separate public company. For Messrs. Mundt, White, and Moulton for 1997, amounts include the following options granted in exchange for Alco options in connection with the Spin-off: Mr. Mundt, 3,818 shares; Mr. White, 143,948 shares; and Mr. Moulton, 167,763 shares. Messrs. Bogan and Decker were not employed by the Company prior to the Spin-off and therefore did not participate in the option exchange program.

(6) The amounts for 1997 represent the aggregate value as of the date of grant of the restricted stock awards previously granted in fiscal 1997 (as set forth in the "Restricted Stock Award" column) which were canceled because the performance-based vesting conditions were not met. The amounts for Messrs. White and Moulton for 1996 represent LTIP payouts based upon Alco's performance for the 1994-1996 plan period that were paid by Alco in October 1996, in the form of Alco common stock based on fair market value on September 30, 1996, the last day of the plan period.

(7) Amounts reflected for 1998 and 1997 include the Company's matching contributions under the Unisource Retirement Savings Plan and Partners' Stock Purchase Plan, a portion of which may be subject to certain vesting requirements, and dividends paid on unvested Partners' Stock Purchase Plan shares. The amount for Mr. White for 1998 also includes relocation expenses of $165,868 paid to Mr. White under the terms of his employment. The amount for Mr. Bogan for 1998 also includes a relocation allowance of $200,000 paid to Mr. Bogan under the terms of his employment. The amounts reflected for Messrs. White and Moulton for 1997 also include above-market interest earned on deferred compensation in the amounts of $4,700 and $1,917, respectively. The amount reflected for 1996 with respect to Mr. Mundt includes retirement income paid pursuant to Alco's pension plans ($315,618), consulting income ($200,000) and certain compensation described in the next sentence. For Messrs. Mundt, White and Moulton amounts for 1996 include the value of shares of Alco common stock purchased with matching contributions under Alco's stock purchase plans, calculated as of the date of purchase, as follows: $24,298, $54,343 and $71,727; the remaining amounts for Messrs. White and Moulton for 1996 represent above-market interest earned on deferred compensation.

Option Grants

  The following table shows option grants to the Named Executive Officers during the 1998 fiscal year.

                     OPTION GRANTS IN LAST FISCAL YEAR(1)

                                   Options
                     Securities   Granted to
                     Underlying   Employees
                      Options     in Fiscal                Expiration Present
                     Granted(#)    Year(%)   Base Price(s)    Date    Value($)
                     ----------   ---------- ------------- ---------- --------
Charles F. White....    1,000         .07       $15.875     11/07/07  $ 3,180(2)
Richard H. Bogan....      250         .02         15.75     11/21/07      788(2)
                      100,000(3)     6.76          9.25      7/31/08  310,000(3)
Thomas A. Decker....      250         .02         15.75     11/21/07      788(2)
                      100,000(3)     6.76          9.25      7/31/08  310,000(3)

--------
(1) All stock options were granted at an exercise price equal to the fair market value of Common Stock on the date of grant and become exercisable at the rate of 20% per year from the date of grant.

(2) The option grant present value was calculated using Black-Scholes option valuation methodology, based on the following assumptions: (a) options remain outstanding for an average of 5.4 years and become exercisable in accordance with the relevant option vesting period; (b) 5.9% expected risk-free rate of return relative to the exercise price; (c) .24 expected volatility; and (d) 4.18% expected dividend yield.

(3) These options may not be exercised unless the average daily closing price of Common Stock on the New York Stock Exchange during any twenty consecutive trading day period within five years from the grant date equals or exceeds twenty dollars per share, except that the options may become exercisable prior to such time upon the occurrence of certain change of control events. The option grant present value was calculated using Black-Scholes option valuation methodology, based on the following assumptions: (a) options remain outstanding for an average of 6 years and become exercisable in accordance with the relevant option vesting period;
    (b) 4.26% expected risk-free rate of return relative to the exercise price; (c) .406 expected volatility; and (d) 2.99% expected dividend yield.

                               OPTION EXERCISES

  The following table shows the Company's stock option exercises during fiscal 1998 and the aggregate year-end value of options for the Named Executive
Officers:

    OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                  Number of    Value of
                                                   Number of     Securities   Unexercised   Value of
                                                   Securities    Underlying     In-the-    Unexercised
                                                   Underlying    Unexercised     money    In-the-money
                                                  Unexercised    Options at   Options at   Options at
                           Shares                  Options at      Fy-end       Fy-end       Fy-end
                         Acquired on    Value        Fy-end     Unexercisable Exercisable Unexercisable
Name                     Exercise(#) Realized($) Exercisable(#)      (#)        ($)(1)       ($)(1)
----                     ----------- ----------- -------------- ------------- ----------- -------------
Ray B. Mundt............      --           --        44,218        161,600         --          --
Charles F. White........    1,588       16,956       94,709         59,151      53,900         --
Richard H. Bogan........      --           --        10,000        140,250         --          --
Thomas A. Decker........      --           --        10,000        140,250         --          --
Hugh G. Moulton.........   40,584      338,614       80,844         25,292         --          --

(1) Value of options equals fair market value of Common Stock as of September 30, 1998 ($6.625), less the exercise price, multiplied by the number of shares underlying the stock options.

Long-term Incentive Compensation Plan Awards

  The following table shows the maximum number of shares in long-term incentive compensation awards granted to Named Executive Officers under the Company's Incentive Compensation Plan during fiscal 1998 and the estimated maximum number of shares which will become payable under such plan at the end of the performance period upon attainment of specified threshold, target and maximum performance levels:

LONG-TERM INCENTIVE COMPENSATION PLANS--AWARDS IN LAST FISCAL YEAR




                                         Performance or
                                          Other Period   Estimated Future Payouts
                              Numbers         Until       (in number of shares)
                                of        Maturation or  ------------------------
            Name              Shares         Payout      Threshold Target Maximum
            ----              -------    --------------- --------- ------ -------
Charles F. White              25,000(1)  10/1/97-9/30/00    --       --      --
Richard H. Bogan............. 10,000     10/1/97-9/30/00      0    5,000  10,000
Thomas A. Decker............. 10,000     10/1/97-9/30/00      0    5,000  10,000
Hugh G. Moulton.............. 10,000     10/1/97-9/30/00      0    5,000  10,000

--------
(1) These shares will be canceled upon the termination of Mr. White's employment on December 31, 1998. See note (1) to the Summary Compensation Table.

Pension Plan and Supplemental Retirement Plan

  The following table shows estimated annual retirement benefits that would be payable to participants under the Company's Pension Plan and, if applicable, the Supplemental Executive Retirement Plan ("SERP"), upon normal retirement at age 65 under various assumptions as to final average annual compensation and years of credited service and on the assumption that benefits will be paid in the form of a single life annuity. The benefits are not subject to any reduction for Social Security benefits.

                     ESTIMATED ANNUAL RETIREMENT BENEFITS

                                             Years of Credited Service
                                     ------------------------------------------
Final Average Compensation              5      10       20       30       35
--------------------------           ------- ------- -------- -------- --------
$200,000............................ $10,000 $20,000 $ 40,000 $ 60,000 $ 70,000
250,000.............................  12,500  25,000   50,000   75,000   87,500
300,000.............................  15,000  30,000   60,000   90,000  105,000
400,000.............................  20,000  40,000   80,000  120,000  140,000
500,000 or above....................  25,000  50,000  100,000  150,000  175,000

  Covered compensation under the Pension Plan and SERP of each of the Named Executive Officers includes salary and bonus as set forth in the Summary Compensation Table. The years of credited service as of September 30, 1998 for the Named Executive Officers is as follows: Mr. Mundt--26.7 years; Mr. White--
33.3 years; Mr. Moulton--27.9 years; Mr. Bogan--1.2 years and Mr. Decker--11.7 years, including 10 years of credited service under the SERP in accordance with the terms of his employment agreement.

Employment and Termination Arrangements

  The Named Executive Officers have the following arrangements concerning their employment with the Company and the termination of such employment. In order to benefit from the continued services of Messrs. Mundt and Moulton following their anticipated retirement after the end of fiscal 1999, the Company has entered into agreements with Messrs. Mundt and Moulton under which they will provide consulting services to the Company following their retirement. Mr. Mundt has agreed to provide consulting services for six years, and in consideration of such consulting services, the Company will pay Mr. Mundt the sum of $250,000 per year and provide continued medical coverage under the Company's medical plans. Mr. Moulton has agreed to provide consulting services for five years, and in consideration of such consulting services, the Company will pay him the sum of $50,000 per year and will provide continued medical coverage under the Company's medical plans. In order to induce Messrs. Bogan and Decker to remain with the Company during the implementation of the restructuring plan and the appointment of a new chief executive officer following Mr. Mundt's retirement, the Company has provided them with certain incentives. The terms of these incentives provide for a one-time payment of $600,000 to each of Messrs. Bogan and Decker, the payment of which is contingent upon continued employment with the Company through December 31, 1999. These incentives also provide that upon a termination of employment without cause the Company will continue making payments of salary for twenty-four months at the annual rate of $350,000. In connection with his separation from the Company, Mr. White has entered into an arrangement with the Company, pursuant to which Mr. White will provide consulting services to the Company from December 31, 1998 through December 31, 2001 and pursuant to which Mr. White has agreed to be bound by certain covenants restricting his ability to compete against the Company through January 1, 2001. In consideration of such consulting services and his non-competition covenants, the Company will make certain salary and lump sum payments to him during the period January 1, 1999 through December 31, 2001 in the aggregate amount of $2,000,000. In addition, the Company has agreed to accelerate the vesting of stock options granted to Mr. White prior to January 4, 1999 and to accelerate the vesting of other benefits under certain other Company plans in which Mr. White participates. The Company also has agreed to continue Mr. White's participation in certain employee benefit plans through December 31, 2001 and has agreed to reimburse Mr. White for his moving expenses and any loss on the resale of his home if he moves prior to December 31, 2000.

Director Compensation

  Each independent director is entitled to receive fees of $30,000 per year for service on the Company Board and committees, and Committee Chairs also receive $5,000 per committee per year (collectively, "Annual Retainer").

  The Company's Directors' Stock Option Plan (the "Directors' Option Plan") enables directors of the Company to receive all or a portion of their Annual Retainer in the form of options to purchase Common Stock at exercise prices equal to 25% to 75% (as determined by the Company Board) of the fair market value on the date such options are granted. The options are exercisable for twenty years and will not terminate upon the director's termination as a director (except in the case of death), but generally may not be exercised prior to the twelve-month anniversary of the date of grant. An option which is outstanding on the date of a director's death may be exercised by such director's legal representative for a twelve-month period following the date of death.

  In addition to the foregoing, each independent director receives an annual award of 800 shares of restricted stock under the Restricted Stock Plan for Directors and an annual grant of an option to purchase 3,000 shares of Common Stock pursuant to the Directors' Option Plan. Such options are granted as of the date of the annual stockholders meeting at exercise prices equal to the fair market value of Common Stock on such date.

Loan Program

  The Company adopted a loan program in order to encourage employees designated as "partners" to purchase and retain Common Stock. Such loans require that the loan be secured by the borrower's pledge of Common Stock having a value at the time of the loan of not less than twice the amount of the loan. Such loans are payable upon demand and bear interest at an annual rate of 6%. The loan program was terminated as of September 30, 1998 and all participants under the program have been granted a reasonable period in which to repay their loans. As of September 30, 1998, loans were outstanding to 10 of the Company's employees in an aggregate amount of approximately $605,500. From October 1, 1997 to September 30, 1998, the indebtedness under the Company's loan program for the Named Executive Officers who participated in this program and the specified group was as follows:

                                          Largest Amount
                                           Outstanding    Amount Outstanding at
             Name or Group               During Period($) September 30, 1998($)
             -------------               ---------------- ---------------------
Hugh G. Moulton.........................     $300,000            $     0
All executive officers as a group.......      450,000             67,000

Section 16(a) Beneficial Ownership Reporting Compliance

  For the fiscal year ended September 30, 1998, all reports required to be filed by Section 16(a) of the Securities Exchange Act of 1934 on behalf of the Company's directors and officers with respect to initial ownership of, and changes in beneficial ownership of, the Company's securities, were timely filed, except that Mr. White's purchase of 5,000 shares of Common Stock on March 16, 1998 was not reported until Mr. White filed an amended Form 4 on April 16, 1998.